Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for September 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for September 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In September 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 5.79% as compared to the same period last year (a year-on-year (“YoY”) basis) . Of which, passenger capacity for domestic routes increased by 2.58%, passenger capacity on regional routes decreased by 14.92% and passenger capacity for international routes increased by 16.56%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 7.69%. Of which, passenger traffic for domestic routes increased by 5.59%, passenger traffic on regional routes decreased by 18.53% and passenger traffic on international routes increased by 15.60%, respectively as compared to the same period last year. The passenger load factor was 80.83%, representing an increase of 1.42 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic routes increased 2.34 percentage points, regional and international routes decreased by 3.11 percentage points and 0.65 percentage points as compared to the same period last year, respectively.

In terms of cargo operations, in September 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 1.12% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 2.62% as compared to the same period last year. The cargo load factor was 55.04%, representing an increase of 0.8 percentage point as compared to the same period last year.

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In September 2016, the Group introduced two B737-800 aircraft and one A321 aircraft, and disposed two B757-200 aircraft. As of the end of September 2016, the Group operated a fleet of 698 aircraft.

KEY OPERATION DATA OF SEPTEMBER 2016

	September 2016			Cumulative 2016
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12411.42	-11.48	5.59	107935.31	2.11
Regional	234.02	-10.62	-18.53	2430.75	-8.75
International	4703.64	-11.57	15.60	43272.43	25.11
Total	17349.08	-11.49	7.69	153638.49	7.47
RTK (in million)
Domestic	1272.33	-6.14	5.17	10762.44	2.15
Regional	22.58	-7.10	-17.52	227.94	-8.58
International	778.51	-1.40	9.02	6934.34	18.40
Total	2073.42	-4.43	6.26	17924.72	7.71
RTK - Cargo and Mail (in million)
Domestic	166.88	15.01	2.83	1263.19	2.97
Regional	1.77	-3.65	-2.50	15.29	-5.00
International	362.38	9.45	2.55	3142.13	11.40
Total	531.03	11.09	2.62	4420.60	8.79
Passengers carried (in thousand)
Domestic	8433.40	-11.88	5.04	73332.06	1.06
Regional	172.39	-14.41	-14.26	1816.98	-6.07
International	1068.17	-16.14	10.74	10490.31	20.61
Total	9673.97	-12.42	5.22	85639.35	2.94
Cargo and mail carried (in thousand tonnes)
Domestic	102.64	16.56	2.38	777.88	2.41
Regional	1.58	-4.63	-0.26	13.86	-2.78
International	41.39	8.31	0.72	360.52	9.84
Total	145.61	13.82	1.87	1152.26	4.56

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	September 2016			Cumulative 2016
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15123.56	-9.66	2.58	133814.73	2.64
Regional	332.87	-3.89	-14.92	3285.90	-8.46
International	6007.93	-6.73	16.56	53537.64	26.24
Total	21464.35	-8.77	5.79	190638.28	8.09
ATK (in million)
Domestic	1740.71	-8.23	1.26	15445.28	1.79
Regional	38.37	-3.46	-17.12	385.20	-8.57
International	1117.51	-0.21	10.13	10063.84	21.11
Total	2896.59	-5.23	4.19	25894.32	8.32
ATK - Cargo and Mail (in million)
Domestic	379.59	-2.69	-3.20	3401.96	-1.12
Regional	8.41	-1.90	-24.10	89.47	-8.95
International	576.80	6.78	4.71	5245.45	16.75
Total	964.80	2.76	1.12	8736.88	8.78

	September 2016			Cumulative 2016
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	82.07	-1.68	2.34	80.66	-0.42
Regional	70.31	-5.29	-3.11	73.98	-0.24
International	78.29	-4.28	-0.65	80.83	-0.73
Total	80.83	-2.48	1.42	80.59	-0.46
Cargo and Mail Load Factor
Domestic	43.96	6.77	2.58	37.13	1.48
Regional	21.07	-0.38	4.67	17.08	0.71
International	62.83	1.54	-1.33	59.90	-2.88
Total	55.04	4.12	0.80	50.60	0.01
Overall Load Factor (RTK/ATK)
Domestic	73.09	1.62	2.72	69.68	0.25
Regional	58.84	-2.30	-0.29	59.17	0.00
International	69.66	-0.85	-0.71	68.90	-1.57
Total	71.58	0.60	1.39	69.22	0.39

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 October 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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